March 17, 2021

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: World Funds Trust (the “Trust” or the “Registrant”)

File No.: 333-249345

Dear Ms. White:

On February 16, 2021, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) related to the solicitation of the vote of shareholders of The E-Valuator Very Conservative (0-15%) RMS Fund, The E-Valuator Conservative (15%-30%) RMS Fund, The E-Valuator Conservative/Moderate (30%-50%) RMS Fund, The E-Valuator Moderate (50%-70%) RMS Fund, The E-Valuator Growth (70%-85%) RMS Fund, and The E-Valuator Aggressive Growth (85%-99%) RMS Fund (each a “Fund” and collectively the “Funds”), each a series of the Trust, of a proposed reorganization (the “Reorganization”) of the Funds into newly formed series of the E-Valuator Funds Trust (the “New Trust”). You recently provided oral comments related to the filing on behalf of the staff of the Commission (the “Staff”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will reflect the responses to the comments as described in this letter.

1.	Explain why the Registrant believes the Reorganization may be properly effected through a proxy statement pursuant to Schedule 14A and not through a combined proxy statement and prospectus on Form N-14. Additionally, explain why a separate proposal for shareholders to vote on the board of trustees of the New Trust was not included.

Response: Rule 145 under the Securities Act of 1933 (the “Securities Act”) generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets.  However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”  Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2).  The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of the applicability of Rule 145(a)(2) in various circumstances. For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the Fund is unchanged and the Fund’s principal investment objectives and policies do not materially change (See, Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982)). The Staff has also granted no-action relief in similar circumstances which also involved a change in the board and in non-advisory service providers (see, PEMCO (pub. avail. May 31, 1988); Advance Investors Corporation (pub. avail. Sept. 29, 1976)). This PEMCO No-Action letter specifically addresses your comment as to why a separate proposal to vote on the board of trustees of the New Trust is not necessary.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Allison White

U.S. Securities and Exchange Commission

March 17, 2021

In the Registrant's view, shareholders of each Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization.  As described more fully in the Proxy Statement, the investment objectives of the Funds and the corresponding series of the New Trust are identical and the principal investment strategies and risks of the Fund will be substantially similar to those of the New Fund.

Additionally, the investment adviser and portfolio manager currently providing investment advice to the Funds will be responsible for providing investment advice to the corresponding series of the New Trust after the Reorganization is consummated. Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganization, the series of the New Trust will have had no assets or operating history and simply will serve as shells into which the Funds will be reorganized and all of their assets transferred.  Upon consummation of the Reorganization, the series of the New Trust will assume the accounting and performance history of the corresponding Funds.  At the effective time of the Reorganization, the number of shares to be issued by the series of the New Trust in connection with the Reorganization will be the same as the number of shares owned by each Fund’s shareholders and the net asset value of each series of the new Trust’s shares will be the same as the net asset value of the corresponding Fund’s shares.  Thus, shares of the series of the New Trust will represent a continuation of the same investment and economic interests that are presently represented by shares of the corresponding Fund.

A condition precedent to the Reorganization will be receipt by the Registrant (of which the Funds are series) and the E-Valuator Funds Trust (of which the New Funds are a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Funds, the series of the New Trust or the shareholders of the Funds.

In the Registrant's view, the Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Registrant believes that this is consistent with the announced positions of the Staff.  Registrant further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the definitive proxy statement to be furnished to Fund shareholders in soliciting their approval.  Such information will include, among other things, a description of the New Trust, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Funds and a description of the investment adviser and its role as investment adviser with the New Trust post-Reorganization.  Finally, we note that a Registration Statement on Form N-1A relating to the offering of the shares of the series of the New Trust has been filed with the Commission.  The Reorganization will not be consummated before the registration of the offering is effective.

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Ms. Allison White

U.S. Securities and Exchange Commission

March 17, 2021

2.	Per Item 14 of Schedule 14A, provide all information required by Form N-14 in the Proxy Statement, including all Form N-1A items that are cross referenced by Items 5, 6, 12 and 13 of Form N-14, as well as The E-Valuator Funds’ financial statements.

Response: The disclosure has been modified to address your comment.

3.	In the event the special meeting of shareholders is held by means of remote communication, the Staff may have additional comments.

Response: The Trust has determined that the special meeting of shareholders will not be held by remote means. The reference to holding the special meeting by remote means has been removed from the Proxy Statement.

4.	The E-Valuator Funds that are series of the World Funds Trust are currently defined as the “Funds” in the Proxy Statement. In order to avoid confusion, consider referring to these Funds as the “Existing Funds”.

Response: The disclosure has been modified as suggested.

5.	In the “Summary of Proposal” section of the Proxy Statement, please include a statement that shareholders will receive shares in the New Fund having an equal value to their shares of the Existing Fund.

Response: The disclosure has been modified as requested.

6.	Please revise the “Summary of Proposal” section of the Proxy Statement, and elsewhere as appropriate, to describe the business purpose behind the Reorganization and summarize any material differences between the New Trust and the Trust.

Response: The disclosure has been modified as requested regarding the description of the business purpose behind the Reorganization. The Trust believes differences between the New Trust and the Trust are adequately disclosed in the “Comparative Information About the Trust and New Trust” section of the Proxy Statement.

7.	In the “Summary of Proposal” section of the Proxy Statement, consider adding a chart showing each Existing Fund and the corresponding New Fund into which it is proposed to be merged.

Response: The disclosure has been modified as suggested.

8.	As required by Item 22(a)(3)(iii) of Schedule 14A, make the statement that the Existing Funds will furnish copies of the Funds’ most recent annual and semi-annual reports without charge prominent.

Response: The disclosure has been modified as requested.

9.	Please revise the “Reasons for the Proposed Reorganization” section of the Proxy Statement to address the information and materials that the Board considered in connection with its determination to approve and recommend the transaction to shareholders.

Response: The disclosure has been modified as requested.

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Ms. Allison White

U.S. Securities and Exchange Commission

March 17, 2021

10.	Please revise the “Reasons for the Proposed Reorganization” section of the Proxy Statement to address what information and materials formed the basis for the Adviser’s beliefs stated in the bullet points and whether the Board reached similar conclusions.

Response: The disclosure has been modified as requested.

11.	Please remove the disclaimer that “neither the current Trust nor any of its Trustees or officers have independently verified the accuracy of such information.” Disclosures included in the Trust’s filings are the Trust’s responsibility and may not be disclaimed in this manner.

Response: The disclosure has been modified in a manner that we believe is consistent with your comment.

12.	In the first paragraph of the “Comparison of Fund and New Funds – Fees and Expenses” section of the Proxy Statement, if reorganization costs will be material please state so.

Response: The disclosure has been modified in a manner that we believe is consistent with your comment.

13.	In the “Comparison of Fund and New Funds – Fees and Expenses” section of the Proxy Statement, please disclose whether, following the Reorganization, the Adviser will have the ability to recoup any of the management fees it waived or expenses it reimbursed with respect to the Existing Funds prior to the Reorganization.

Response: The disclosure has been modified as requested.

14.	In the Comparison of Fund and New Funds – Adviser section of the Proxy Statement, insert “customary” between “certain” and “benefits” in the following sentence or advise why the Trust is unable to do so: “In addition to the advisory fees described above, the Existing Advisory Agreement and New Advisory Agreement permit the Adviser to receive certain benefits from its management of the New Funds in the form of brokerage or research services received from brokers under arrangements under Section 28(e) of the Securities Exchange Act of 1934, as amended.”

Response: The disclosure has been modified as requested.

15.	Please revise the “Comparative Shareholder Information – Comparative Information on Shareholder Services” section of the Registration Statement to disclose the “methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” in accordance with Item 11(c)(8) of Form N-1A.

Response: The disclosure has been modified as requested.

16.	In the “Expenses of the Reorganization” section of the Proxy Statement [or elsewhere], provide additional background information addressing how the Board considered and concluded that investors should bear the costs associated with the Reorganization and not the Adviser.

Response: The disclosure in the “Reasons for the Proposed Reorganization” section of the Proxy Statement has been modified as requested.

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Ms. Allison White

U.S. Securities and Exchange Commission

March 17, 2021

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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